Exhibit 99.1

Azure Power Announces Resignation of Ranjit Gupta as Chief Executive Officer

and Murali Subramanian as Chief Operating Officer

Alan Rosling, Non-Executive Chairman of the Board of Directors, to Oversee Company until a new CEO Appointment is Announced

EBENE, Mauritius, Apr. 26, 2022 /PRNewswire/ -- Azure Power Global Limited (NYSE: AZRE) (“Azure” or “the Company”), a leading independent sustainable energy solutions provider and power producer in India, today announced that its Board of Directors have accepted the resignations of Ranjit Gupta, Chief Executive Officer (CEO), and Murali Subramanian, Chief Operating Officer (COO). Both will relinquish their roles with the Company and its subsidiaries, and Mr Gupta will resign from the Board of Directors (“the Board”) with immediate effect in order to pursue other opportunities.

Alan Rosling, Chairman of the Board of Azure~~,~~ will oversee the Company in the interim. The Board has already embarked on a search process to select a new CEO who will lead the Company into its next phase of growth and the announcement of the appointment will be made as early as possible.

Mr. Rosling stated, "I would like to thank both Ranjit and Murali for their service and their efforts to navigate a challenging market environment.. We wish them well for the next stage in their careers. As we look ahead, with 4.5 GW of pipeline, we have tremendous runway for growth in the next three to four years. I look forward to working with the executive leadership team, our employees, and the other members of the Board in strengthening Azure’s position as a leader in the renewable energy space.”

Mr Gupta said, “Murali and I have been privileged to have had the opportunity to steer this great Company at a challenging time and lay the path forward. We leave the Company with a great team and are confident in its future.”

Azure builds and operates some of the largest grid-scale renewable power projects in India, supplying renewable power to government utilities, and independent industrial & commercial customers.  The Company has a pan-India portfolio of over 7.4 GWs, with over 2.9 GWs of operational capacity and 4.5 GWs of pipeline.

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets. We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating renewable energy projects in the country. We have substantially reduced our total project cost, which includes a significant reduction in balance of systems costs due in part to our value engineering, design, and procurement efforts.

For more information about us, visit: www.azurepower.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and

Exhibit 99.1

regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

ir@azurepower.com

Media Contact

pr@azurepower.com